Contact

www.linkedin.com/in/phi-long-bui (LinkedIn)

Top Skills

FinTech
Cryptocurrency
Algorithmic Trading

Languages

Polish (Professional Working)
Vietnamese (Full Professional)
English (Native or Bilingual)
French (Limited Working)

Certifications

Fintech Certificate
Sales and Persuasion Skills for Startups
Bloomberg Market Concepts
Private Markets Investments Programme
Investment Foundations Certificate

Honors-Awards

Student of the year (Grade 12)
CAS Champion (Grade 12)
Half Marathon
King's Experience Enterprise Award
KCLSU Volunteering Gold Awards

Phi Long Bui

Co-Founder @ Swayze | Martech European CEO of the Year | Entrepreneur in Residence @ Interplay
United States

Summary

Phi Long Bui is the Co-Founder of Swayze, a platform turning everyday people into influencers. Swayze is the first platform built around the long tail of the creator economy, the 76% of Instagram users with under 10K followers. It has grown to 35,000+ nano-influencers, partnered with 300+ brands, and ranked #3 in the App Store. The platform was awarded Next-Gen Marketing Platform of the Year, and Phi Long was named Most Innovative Martech Entrepreneur at the European CEO of the Year Awards 2025 by EU Business News.

Phi Long brings a diverse background across equity research in public markets, investment funds in private markets, and strategy consulting. He has advised senior executives at Fortune 500 companies on digital payments, fintech, and banking innovation, serving multinational clients across Poland, the UK, Vietnam, Spain, Sweden, Switzerland, and Germany.

He is currently an Entrepreneur in Residence at Interplay, a member of Consumer Club in New York, and a Founding Board Member of VYBE (Vietnamese Youth Business Entrepreneurs in Europe). He also serves as a Global Shaper with the World Economic Forum, where he contributes to global youth innovation efforts and co-founded a nonprofit supporting Polish-Vietnamese students applying to international universities.

Phi Long holds a degree from King's College London, where he graduated with a First-Class degree. Prior to university, he was the Valedictorian of his high school class in Warsaw.

Having traveled to over 60 countries, Phi Long brings a global perspective to his work. He is deeply immersed in the startup ecosystem, frequently appearing as a speaker on panels at various

conferences, and remains an active participant in the startup community.

Experience

Swayze

CEO & Co-Founder
June 2023 - Present (2 years 7 months)
United States

Swayze is an innovative platform redefining influencer marketing by enabling everyone to monetize their social media presence. The app is a venture backed startup with 35,000+ nano-influencers, 300+ brand partners, and ranked #3 in the Polish App Store. Designed specifically for the long tail of creators (<10K followers), Swayze transforms word-of-mouth into a scalable marketing engine for local businesses.

Milestones & Recognition:
- Martech Platform of the Year – EU Business News
- CEO of the Year: Most Innovative Martech Entrepreneur – EU Business News
- Winner – Pitch Me Baby Warsaw
- People's Choice – AceOn Accelerator
- Winner – NYU Stern ESA Startup Competition
- Top 3 – LSE Economic Forum
- Finalist – SharkTank Econverse
- Startup of the Month – Vestbee

OV Ventures

Venture Scout
November 2025 - Present (2 months)
Vietnam

Backing exceptional Overseas Vietnamese founders building category-defining companies globally. Writing $25-50K checks through a global angel syndicate. Backed by 50+ world-class founders, operators, and investors including former Sequoia/Atomico investors, BlackRock MDs, exited founders, VCs at growth funds, and C-suite operators from FAANG to Big Four. Building the global OV investing ecosystem: one deal at a time.
Website: https://www.ovventures.vc
Media Link: https://www.dealstreetasia.com/stories/ov-ventures-vietnamese-founders-460324

VYBE - Viet Nam Youth Business Entrepreneurs in Europe
Founding Board Member
March 2025 - Present (10 months)
Poland

VYBE is an association fostering connections between Vietnamese entrepreneurs and businesses throughout Europe, serving as a bridge for economic collaboration and sustainable growth. Advising young founders on strategy, programming, and partnerships to foster cross-border collaboration, mentorship, and community-building.

World Economic Forum
Global Shaper
August 2024 - Present (1 year 5 months)
Warsaw, Mazowieckie, Poland

The Global Shapers Community, an initiative of the World Economic Forum, unites young leaders passionate about driving impactful change in their local communities and beyond. In Warsaw, the hub focuses on initiatives spanning technology, entrepreneurship, and education to inspire a new generation of socially responsible leaders.

Eidolon Capital
Investment Analyst
May 2024 - June 2024 (2 months)
Nashville, Tennessee, United States

Eidolon is a private investment platform based in Nashville, TN with broadly diversified holdings across a wide range of industries. Conducted market research, due diligence, and financial modeling on growth equity deals. Created investment memos and pitch materials for internal partners. Supported exit preparation and helped position portfolio companies for acquisition.

Visa
Consultant Associate | VISA Consulting & Analytics
September 2022 - May 2024 (1 year 9 months)
London Area, United Kingdom

Visa Consulting & Analytics (VCA) is Visa's advisory arm dedicated to helping clients drive business performance and achieve strategic growth across Europe—including financial institutions, merchants, fintechs, and government entities. VCA develops tailored strategies and innovative solutions through data-driven insights. Leveraging Visa's expertise, VCA empowers clients to

navigate complex challenges and achieve sustainable success in the digital economy.

Thien Viet Securities (TVS)
Investment Reseach Analyst
June 2022 - August 2022 (3 months)
Ho Chi Minh City, Vietnam

Thien Viet Securities (TVS) is a leading investment banking and securities firm in Vietnam, offering comprehensive services to both domestic and international clients, including investment banking, asset management, research, brokerage, and treasury services. TVS provides strategic financial solutions to a diverse range of clients.

Visa
Summer Internship | VISA Consulting & Analytics
July 2021 - October 2021 (4 months)
Warsaw, Mazowieckie, Poland

Aviary Consulting
Proptech Consultant
January 2021 - June 2021 (6 months)
London

Primeridian
Private Equity Analyst
September 2020 - November 2020 (3 months)
London, England, United Kingdom

Vietnamese Youth in Poland
Head of Marketing
August 2019 - November 2020 (1 year 4 months)
Warsaw, Poland

Rescued Glass
Marketing
October 2019 - October 2020 (1 year 1 month)
London, United Kingdom

Pallihill Group
Consultancy Internship
June 2020 - September 2020 (4 months)

London, England, United Kingdom

Amplify Trading
Summer Internship Training Program
May 2020 - September 2020 (5 months)
London, England, United Kingdom

BDO
Insight Day
February 2020 - February 2020 (1 month)
London, England, United Kingdom

AIG
Insight day
November 2019 - November 2019 (1 month)
London, United Kingdom

Bloomberg
Bloomberg Insight Day (Discover Bloomberg Summit)
November 2019 - November 2019 (1 month)
London, United Kingdom

Education

King's College London
Business Management BSc (Hons) · (2019 - 2022)

International American School of Warsaw
International Baccalaureate Diploma Programma · (2017 - 2019)